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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           THE INTERLAKE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           THE INTERLAKE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

 COMMON STOCK, PAR VALUE $1.00 PER SHARE (INCLUDING THE ASSOCIATED COMMON STOCK
                                PURCHASE RIGHTS)
                                      AND
  SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                           458702 10 7 (COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                STEPHEN R. SMITH

                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                           THE INTERLAKE CORPORATION
                              550 WARRENVILLE ROAD
                           LISLE, ILLINOIS 60532-4387
                                 (630) 852-8800
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                              JAMES M. REUM, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5644

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is The Interlake Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 550 Warrenville Road, Lisle, Illinois 60532-4387. The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates are (a) the shares of Common Stock, par value $1.00 per share, of the Company (the "Common Shares"), including the associated Common Stock purchase rights (the "Rights") issued pursuant to that certain Rights Agreement dated as of January 26, 1989 between the Company and The First National Bank of Chicago, as Rights Agent, as amended, and (b) the shares of Series A Convertible Exchangeable Preferred Stock, par value $1.00 per share, of the Company (the "Series A Shares"). References herein to the "Shares" means the Common Shares (including the Rights unless the context otherwise requires) and the Series A Shares.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer by GKN North America Manufacturing Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of GKN North America Incorporated, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 10, 1998 (the "Schedule 14D-1"), to purchase all the outstanding Common Shares at a price of $7.25 per share (the "Common Share Offer Price") and all the outstanding Series A Shares at a price of $1,980.87 per share (the "Series A Share Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits(a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 5, 1998 (the "Merger Agreement") among Parent, the Purchaser and the Company, which provides for the making of the Offer by the Purchaser, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of the Purchaser with and into the Company (the "Merger"). The obligations of Parent and the Purchaser under the Merger Agreement are unconditionally guaranteed by GKN plc, a company publicly traded in the United Kingdom and incorporated in England. In the Merger, each Share and each share of non-voting common stock, par value $1.00 per share, of the Company (the "Non-Voting Common Shares") outstanding at the Effective Time (as defined in the Merger Agreement) (other than Shares and Non-Voting Common Shares then held by Parent, the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, and other than Shares and Non-Voting Common Shares held by stockholders validly exercising appraisal rights pursuant to the General Corporation Law of the State of Delaware) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount equal to the Common Share Offer Price, in the case of the Common Shares and the Non-Voting Common Shares, and the Series A Share Offer Price, in the case of the Series A Shares (the "Merger Consideration").

     The Merger Agreement, a copy of which is filed as Exhibit(c)(1) hereto, is summarized in Section 10 of the Offer to Purchase and is incorporated herein by reference.

     The Schedule 14D-1 states that the principal executive offices of the Purchaser and Parent are located at 3300 University Drive, Auburn Hills, Michigan 48326-2362.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b)(1) General. The information summarizing the Merger Agreement under the caption "Merger Agreement" contained in Section 10 of the Offer to Purchase is incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive

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officers are described in the Information Statement dated December 10, 1998 included as Annex I to this Schedule 14D-9 and incorporated herein by reference. The Information Statement will be furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act, in connection with Parent's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company.

     (2) Certain Executive Compensation and Other Employee-Related Matters in Connection with the Merger.

     Severance Agreements. Prior to the execution of the Merger Agreement, the Company and W. Robert Reum, Stephen Gregory and Stephen R. Smith (collectively, the "Senior Executives") were parties to severance agreements which provided for, among other things, the payment of severance amounts and benefits upon certain terminations of employment. The Merger Agreement provides that, at the Effective Time of the Merger, the employment of each of the Senior Executives with the Company will be deemed to be terminated following a change in control under circumstances that will entitle them to the cash and other severance benefits provided under their respective agreements in such circumstances. The amount payable to the three Senior Executives under their respective agreements (excluding any outstanding stock options which are to be cashed out) is expected to be approximately $7.0 million in the aggregate.

     At the time of the adoption of the Merger Agreement, the Board authorized $7.5 million of funding for an existing "rabbi trust" relating to the above severance benefits payable to the Senior Executives and $1.6 million of funding for an existing "rabbi trust" relating to the benefits payable under the Company's Directors' Post-Retirement Income Plan.

     Effect of the Merger on Stock and Employee Benefit Plans. The Merger Agreement contemplates that certain actions will be taken in respect of stock and employee benefit plans in which executive officers of the Company are eligible to participate. In accordance with the Merger Agreement, Parent and the Company will take all necessary actions so that each outstanding option to purchase Common Shares (whether or not then exercisable or vested) will be surrendered and cancelled immediately prior to the consummation of the Offer for a cash payment equal to the product of (i) the number of shares subject to the option and (ii) the difference between the Common Share Offer Price and the per share exercise price of the option.

     The transactions contemplated by the Merger Agreement will constitute a "change in control" for purposes of certain compensation and benefit programs of the Company, including options which vest by their terms upon a "change in control" (as such term is defined therein). Senior Executives hold such options relating to an aggregate of 715,000 Common Shares.

     The Merger Agreement provides that Parent will cause the Company after the Effective Time to honor all employee benefit arrangements to which the Company or any of its subsidiaries is presently a party; provided, however, that any such arrangement may be amended or terminated to the extent permitted under the applicable terms of such arrangement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendations of the Board of Directors. At a meeting held on December 4, 1998, the Board unanimously (i) approved the Offer and the Merger Agreement, (ii) determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their Shares pursuant to the Offer. Copies of the press release of the Company announcing the Merger Agreement and the transactions contemplated thereby and a letter to the stockholders of the Company communicating the Board's recommendation are filed as Exhibits(a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

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     (b)(1) Background.

     Having spent the first half of the 1990's addressing the consequences of a 1989 leveraged recapitalization followed by an economic recession, the Company in 1996 implemented a four-pronged strategy: improving its businesses to drive higher EBIT levels; lowering the Company's tax rate; effectively resolving its legacy tax and environmental liabilities; and selling businesses not integral to its higher-growth powdered metal and aerospace businesses. Consistent with this strategy, the Company sold its packaging businesses in 1996 and completed the sale of its non-U.S. material handling business (Dexion) in December 1997, thereby eliminating its tax-inefficient foreign operations.

     In the wake of the Dexion sale, the Board and Company management undertook further consideration of the corporation's strategic alternatives. A broad array of alternatives was reviewed at the February 22, 1998 Board meeting and two alternatives were identified as preferred alternatives at the April 23, 1998 Board meeting. The primary course was to continue along the path of growing the Company's powdered metal and aerospace businesses, successfully resolving legacy liabilities, and thereby, together with eventual refinancing transactions, improving net income and shareholder value.

     The second alternative identified at the April 23rd Board meeting was a business combination with a strategic partner. The most likely strategic partner appeared to be Hoganas AB, a Swedish producer of powdered metals which owns 20% of the Company's powdered metal subsidiary, Hoeganaes Corporation. Hoganas AB owned all of Hoeganaes Corporation until 1968, when it sold two-thirds of the corporation to the Company. (The Company increased its ownership to 80% in 1971.) Prior to 1998, representatives of Hoganas AB had from time to time indicated to Company management Hoganas AB's interest in once again combining the Hoganas and Hoeganaes businesses. However, Company management believed that Hoganas AB did not have an interest in owning all of the Company. For this reason, as discussed with the Board, Company management decided to approach Hoganas AB regarding the possibility of a merger of the two companies, but only following a spin-off of the Company's other businesses.

     Just as Company management was preparing to approach Hoganas AB following the April 23rd Board meeting, Hoganas AB sent Company management a letter dated April 28, 1998 which proposed a negotiated cash merger -- but only after the Company agreed to sell its remaining businesses and somehow resolve all of its contingent liabilities. The letter was transmitted by McFarland Dewey & Co., an investment banking firm which previously represented the Company in connection with a 1992 financing, but now appeared to be representing Hoganas AB. While the letter stated that such a transaction might produce a value of approximately $6.50 per share for the Company's common stockholders, the letter made clear that ultimate pricing would be based on paying an amount which represented a value of only $240 million for the Company's 80% interest in Hoeganaes Corporation. Company management concluded that such a valuation for Hoeganaes Corporation, together with the after-tax proceeds from the sale of the Company's other businesses, reduced by net indebtedness and the costs of resolving its legacy liabilities, would produce little, if any, value for the Company's common stockholders.

     In response to the letter from Hoganas AB, Company management suggested that a meeting be held in Helsingborg, Sweden at which the Company would present a concept for a "merger of equals" that had been discussed with the Board on April 23rd. At this meeting held on May 9, 1998, Company management made a proposal under which the Company's stockholders would ultimately own approximately 25% of the combined company based on the relative earnings of Hoganas AB and Hoeganaes Corporation, adjusted for the larger amount of indebtedness the Company would bring to the transaction. Representatives of Hoganas AB indicated that they did not believe the two company's earnings should be valued comparably, and the meeting ended without any agreement.

     In subsequent telephone calls between W. Robert Reum, Chief Executive Officer of the Company, and Ulf Linden, Chairman of Hoganas AB, it was agreed that representatives of the Company and representatives of Hoganas AB would meet in New York on June 8, 1998 to explore further how the concept of a spin-off of the other Company businesses, together with an assumption of the legacy liabilities by the spun-off entity, would be structured. At the end of this meeting, Alan McFarland of McFarland Dewey & Co. indicated that

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Hoganas AB might be receptive to the Company's proposed structure, but that
Hoganas AB did not want to assume any portion of the Company's indebtedness.

     During the ensuing two weeks, representatives of the Company, Hoganas AB and McFarland Dewey & Co. had further discussions regarding ways in which a merged entity might avoid higher debt levels as well as ways in which valuation discussions might be moved forward. Company management was prepared to report to the Board on these developments at a Board meeting on June 25, 1998. Immediately prior to the commencement of that meeting, Hoganas AB delivered a letter to the Company in which Hoganas AB indicated that its desire to own all of Hoeganaes Corporation could be attained by purchasing all of the outstanding stock of the Company. The proposal was subject to material due diligence and the commitment of the Company's preferred stockholders to vote in favor of the transaction. The Board discussed the letter and decided that the Company should retain financial and legal advisors.

     At a special meeting on July 23, 1998, the Board, in light of the June 25th letter from Hoganas AB, decided to explore the possibility of a sale of the entire Company and retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") as financial advisor for this purpose.

     On July 24, 1998, Seifi Ghasemi, President and Chief Executive Officer of GKN Sinter Metals, Hoeganaes Corporation's largest customer, met with Mr. Reum at the Company's headquarters in Lisle, Illinois to discuss certain matters arising out of the customer relationship between Sinter Metals and the Company (which meeting had been scheduled prior to the July 23rd Board meeting). At this meeting, Mr. Ghasemi discussed the growth plans of the GKN group and its possible interest in acquiring a producer of powdered metal.

     Following the July 23rd Board meeting, Morgan Stanley identified 22 potential strategic purchasers, out of over 100 companies it had internally considered, who might be potential purchasers of the entire Company. Eight potential purchasers were contacted. Four requested the Company's confidential descriptive memorandum, which was distributed to such parties after each executed a confidentiality agreement with the Company. Of those four parties, only GKN plc and Hoganas AB expressed a serious level of interest.

     By letter dated September 22, 1998, GKN submitted a preliminary and non-binding indication of interest in acquiring 100% of the equity of the Company. In the letter, GKN proposed to enter into exclusive arrangements for a defined period during which it would complete its due diligence and confirm its offer. The Company subsequently declined to enter into any such arrangement.

     The next phase of the sale exploration process consisted of management presentations by the Senior Executives in London to GKN plc on October 14, 1998 and to Hoganas AB on October 16, 1998, which was followed by further discussions with both parties. On October 30, 1998, Morgan Stanley advised both parties that bids for the purchase of the Company would be due on November 30, 1998, and copies of the Company's proposed form of merger agreement were made available to both parties the week of November 2, 1998.

     On November 3, 1998, GKN plc commenced formal due diligence in a data room in Lisle, Illinois. Hoganas AB began its formal due diligence the following week, visiting the data room beginning on November 11, 1998. During the course of each party's due diligence, its representatives were advised that a meeting of the Board would be held on December 4, 1998 to consider any and all bids for the purchase of the Company.

     During the week of November 16, 1998, GKN plc requested that the bid date be accelerated to earlier in November, as it had substantially completed its due diligence. On November 23, 1998, McFarland Dewey & Co. asked whether the bid period could be extended for Hoganas AB until December 7, 1998. In each case, the Company's representatives responded that the November 30th date would not be changed in order to maintain the fairness of the process.

     On November 30, 1998, GKN plc submitted its bid to acquire the Company at a price of $7.25 per Common Share, together with its proposed form of merger agreement. Also on such date, a member of McFarland Dewey & Co. representing Hoganas AB informed Morgan Stanley that Hoganas AB would not be

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submitting a bid. Over the week of November 30th, representatives of the Company and GKN plc continued to negotiate the proposed terms and conditions of a merger agreement.

     A meeting of the Board was held on December 4, 1998 to consider the proposed transaction, following earlier receipt by the directors of detailed background materials relating to the proposed transaction several days prior thereto. At this meeting, at which all directors were in attendance, the members of the Board received detailed presentations from Company management and its financial and legal advisors. Morgan Stanley delivered its oral opinion (subsequently delivered in writing) that the proposed transaction, as of such date, was fair from a financial point of view to the holders of Common Shares. The Board unanimously approved the Offer and the Merger Agreement, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     On December 4, 1998 and December 5, 1998, representatives of Parent, the Purchaser, GKN plc and the Company finalized the terms of the Merger Agreement. Thereafter, on December 5, 1998, the Merger Agreement was executed and delivered by the parties. The execution of the Merger Agreement was announced prior to the opening of the U.S. financial markets on Monday, December 7, 1998.

     (2) Reasons for Recommendation.

     In making the determinations and recommendation set forth in subparagraph(a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) the amount of consideration to be received by the Company's stockholders in the Offer and the Merger, which represents a premium of approximately 107% over the $3.50 closing sale price for the Common Shares on the New York Stock Exchange on December 4, 1998, the last trading day prior to the public announcement of the execution of the Merger Agreement;

          (ii) information with regard to (x) the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent, and (y) the strategic alternatives available to the Company, the range of possible benefits to the Company's stockholders of such alternatives, and the timing and likelihood of accomplishing the goal of any of such alternatives;

          (iii) the results of the process designed and executed by the Company and Morgan Stanley to identify and solicit proposals from third parties to enter into a strategic transaction with the Company; the views expressed by Company management and Morgan Stanley that there appeared to be a limited number of parties with which the Company would be a good strategic fit and that there was only one formal bid; and the Board's conclusion that it was not likely that any other party would propose a transaction that was more favorable to the Company and its stockholders;

          (iv) the financial analysis, oral and written presentations, and opinion of Morgan Stanley delivered at the December 4, 1998 Board meeting to the effect that, as of the date of such opinion, and subject to the assumptions made, matters considered and limitations contained in such opinion, the cash consideration to be received by the holders of the Common Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. A copy of the opinion of Morgan Stanley which sets forth the assumptions made, matters considered and limitations on the review undertaken is attached hereto as Annex II to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the opinion of Morgan Stanley carefully and in its entirety;

          (v) the business reputation and capabilities of GKN plc and its management, and GKN plc's financial strength and commitments, including its ability to finance the Offer and the Merger;

          (vi) the fact that the transactions contemplated by the Merger Agreement provide for an all cash payment to stockholders, with no financing condition; there appeared to be no significant regulatory impediments to consummation of the Offer and the Merger, and accordingly, the Offer and the Merger could be promptly completed with a high degree of certainty;

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          (vii) the provisions of the Merger Agreement which permit the Board to consider an unsolicited Alternative Proposal in order to comply with the Board's fiduciary duties to the Company's stockholders and to terminate the Merger Agreement upon payment to Parent of a termination fee of $10 million and reimbursement of up to $2 million of Parent's reasonable aggregate expenses; and

          (viii) as required by the Company's certificate of incorporation, other relevant factors, including the social, legal, environmental and economic effects of the contemplated transaction on the Company's employees, customers, suppliers or other affected persons, firms and corporations, and on the communities and geographical areas in which the Company and its subsidiaries operate or are located and on the businesses and properties of the Company and its subsidiaries.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the Merger Agreement and the transactions contemplated thereby, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual Board members may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Morgan Stanley has been retained by the Company to act as its financial advisor with respect to an acquisition transaction, such as the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated July 1, 1998 between the Company and Morgan Stanley, the Company agreed to pay Morgan Stanley (i) an advisory fee, estimated at $150,000 to $250,000, payable in the event no transaction was announced, (ii) an exposure fee of $650,000, payable upon announcement of Morgan Stanley's involvement in connection with the execution of the Merger Agreement (against which any advisory fee paid would be credited) and (iii) a transaction fee estimated at $3.6 million, payable upon consummation of the Tender Offer (against which any advisory or exposure fees paid would be credited). The Company also has agreed to reimburse Morgan Stanley for its reasonable expenses, including fees of its outside counsel, and to indemnify Morgan Stanley for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under the Federal securities laws.

     In the ordinary course of its business, Morgan Stanley may from time to time effect transactions and hold positions in securities of both the Company and GKN plc.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, neither the Company nor any subsidiary of the Company, nor to the best of the Company's knowledge, any executive officer, director or affiliate of the Company, has effected a transaction in Shares.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, its executive officers, directors and affiliates currently intend to tender their Shares to the Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.
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     (b) Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by the Purchaser under the Merger Agreement of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

*+(a)(1)  Offer to Purchase dated December 10, 1998.
*+(a)(2)  Letter of Transmittal.
**(a)(3)  Text of press release issued by the Company dated December
          7, 1998.
 *(a)(4) Letter to stockholders of the Company dated December 10, 1998.
 +(a)(5)  Form of Summary Advertisement dated December 10, 1998.
 *(a)(6) Opinion of Morgan Stanley dated December 4, 1998 (included as Annex II hereto).
     (b)  Not applicable.
 +(c)(1) Agreement and Plan of Merger dated as of December 5, 1998 among Parent, the Purchaser and the Company.
 +(c)(2) Confidentiality Agreement dated as of August 26, 1998 between the Company and GKN plc.

---------------
 * Included in the materials delivered to the stockholders of the Company.

 + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule
   14D-1 dated December 10, 1998, and incorporated herein by reference.

** Filed as an exhibit to the Company's Current Report on Form 8-K dated
   December 7, 1998, and incorporated herein by reference.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          THE INTERLAKE CORPORATION

                                          By: /s/ W. ROBERT REUM
                                            ------------------------------------
                                            W. Robert Reum
                                            Chairman of the Board, President and
                                            Chief Executive Officer

Date: December 10, 1998

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

                                                                         ANNEX I

                           THE INTERLAKE CORPORATION
                              550 WARRENVILLE ROAD
                           LISLE, ILLINOIS 60532-4387
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement is being mailed on or about December 10, 1998 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 dated December 10, 1998 (the "Schedule 14D-9") of The Interlake Corporation (the "Company" or "Interlake") to the holders of record of shares of Common Stock, par value $1.00 per share, of the Company (including the associated common share purchase rights, the "Common Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     On December 5, 1998, GKN North America Incorporated, a Delaware corporation ("Parent"), GKN North America Manufacturing Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") setting forth the terms and conditions on which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on January 8, 1999, unless the Offer is extended.

     The Merger Agreement requires the Company to use reasonable best efforts to cause the directors designated by the Purchaser (the "Purchaser Designees") to be elected to the Board under the circumstances described therein following consummation of the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent and the Purchaser and the Purchaser Designees has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION CONCERNING THE COMPANY

     The Common Shares are the only class of voting securities of the Company outstanding. Each Common Share has one vote. As of December 5, 1998, there were 23,175,142 Common Shares outstanding. The Board currently consists of three classes with eight members. At each annual meeting of stockholders, directors of the class with the expiring term are elected for new three-year terms. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

     The Merger Agreement provides that, promptly upon the payment by the Purchaser for Shares pursuant to the Offer which fulfills the Minimum Condition, and from time to time thereafter, the Purchaser shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board which gives the Purchaser representation on the Board that equals the product of
(i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the aggregate number of Common Shares and Series A Shares (after giving effect to the conversion of all such Series A Shares to Common Shares) beneficially owned by the Purchaser or its affiliates following such purchase bears to the total number of fully diluted Common Shares then outstanding. The Company shall be obligated to promptly take all actions necessary to cause the Purchaser Designees to be so elected, including increasing the size of the Board or securing the resignations of incumbent directors, or both, subject to compliance with Section 14(f) of the Exchange Act. The Merger Agreement also provides that the Company will use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as the number of Purchaser Designees to the Board to the total number of directors on the Board of (i) each committee of the Board, (ii) each board of directors of each domestic subsidiary of the Company (other than Hoeganaes Corporation), (iii) each committee of each such board, and (iv) the directors that the Company is entitled to nominate to the board of directors of Hoeganaes Corporation pursuant to its stockholders agreement with the minority stockholder of Hoeganaes Corporation.

     Following the election or appointment of the Purchaser Designees and prior to the Effective Time, an amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any obligations or other acts of Parent or the Purchaser, or any waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Designees or employees of the Company.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. The Purchaser has informed the Company that each of the persons listed below has consented to act as a director, if so designated. Biographical information concerning each of the Purchaser Designees is presented below.

                                    PRESENT PRINCIPAL
                                 OCCUPATION AND PRINCIPAL
                                BUSINESS ADDRESS AT WHICH           MATERIAL OCCUPATIONS
NAME                    AGE    SUCH OCCUPATION IS CONDUCTED      WITHIN THE PAST FIVE YEARS      CITIZENSHIP
----                    ---    ----------------------------    -------------------------------   -----------
Marcus Beresford         56    Managing Director,              Mr. Beresford joined GKN plc as     U.K.
                               Industrial Services             an executive director on August
                               GKN plc                         1, 1992 and on November 1, 1992
                               7 Cleveland Row                 was appointed Managing
                               London SW1A 1DB                 Director, GKN Industrial
                               England                         Services. He is a non-
                                                               executive director of Aggregate
                                                               Industries plc.
Richard W. Etches        53    Human Resources Director,       Mr. Etches joined GKN plc on        U.K.
                               GKN plc                         appointment to the Board on
                               7 Cleveland Row                 October 1, 1997. Between
                               London SW1A 1DB                 October 1991 and November 1996,
                               England                         Mr. Etches was Senior Vice
                                                               President of Human Resources of
                                                               Grand Metropolitan PLC's USA
                                                               Food Sector.

                                    PRESENT PRINCIPAL
                                 OCCUPATION AND PRINCIPAL
                                BUSINESS ADDRESS AT WHICH           MATERIAL OCCUPATIONS
NAME                    AGE    SUCH OCCUPATION IS CONDUCTED      WITHIN THE PAST FIVE YEARS      CITIZENSHIP
----                    ---    ----------------------------    -------------------------------   -----------
Seifollah Ghasemi        54    Director and Vice President,    In February 1998, Mr. Ghasemi       U.S.
                               GKN North America               became Chief Executive Officer
                               Manufacturing Inc.              of GKN Sinter Metals. Mr.
                               3300 University Drive           Ghasemi was President of BOC
                               Auburn Hills, MI 48326-2362     Gases Americas from 1993 to
                                                               1998.
                               Chief Executive Officer and
                               President,
                               GKN Sinter Metals
                               3300 University Drive
                               Auburn Hills, MI 48326-2362
Chris Gustar             53    Chief Executive Officer,        Mr. Gustar has been Chief           U.K.
                               GKN Westland Aerospace          Executive Officer of GKN
                               Castle Street                   Westland Aerospace for the past
                               East Cowes                      five years.
                               Isle of Wight PO326RH
Nigel M. Stein           43    Vice President Finance and      Between March 1994 and January      U.K.
                               Chief Financial Officer,        1998, Mr. Stein was Director
                               GKN Sinter Metals Division      and Controller of GKN Sankey
                               3300 University Drive           Ltd. He was appointed Vice
                               Auburn Hills, MI 48326-2362     President -- Finance and Chief
                                                               Financial Officer of GKN Sinter
                                                               Metals Division in January
                                                               1998.
David J. Turner          53    Finance Director,               Mr. Turner joined GKN plc in        U.K.
                               GKN plc                         November 1993 on appointment to
                               7 Cleveland Row                 the Board as Finance Director.
                               London SW1A 1DB                 He is a director of the Iron
                               England                         Trades Insurance Group.

     The Purchaser has advised the Company that each of the Purchaser Designees has consented to act as a director. The Purchaser has also advised the Company that none of the Purchaser Designees (i) has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws, (ii) is currently a director of, or holds any position with, the Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company, or (iv) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein or in the Schedule 14D-9.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning each of the Company's current directors and executive officers as of December 1, 1998 is as follows:

                NAME                   AGE                         POSITION(S)
                ----                   ---                         -----------
W. Robert Reum.......................  56     Chairman of the Board, President and Chief Executive
                                              Officer
John A. Canning, Jr..................  54     Director
James C. Cotting.....................  65     Director
John E. Jones........................  64     Director
Frederick C. Langenberg..............  71     Director
Quentin C. McKenna...................  72     Director
William G. Mitchell..................  67     Director
Erwin E. Schulze.....................  73     Director
Stephen Gregory......................  49     Vice President-Finance and Chief Financial Officer
Stephen R. Smith.....................  41     Vice President, Secretary and General Counsel
Donn A. York.........................  39     Treasurer
Robert J. Fulton.....................  55     President, Hoeganaes Corporation
James Legler.........................  50     President, Chem-tronics, Inc.
Daniel P. Wilson.....................  54     President, Interlake Material Handling, Inc.

  Directors

     W. ROBERT REUM, Chairman of the Board, President and Chief Executive Officer of Interlake since 1991. Director of Amsted Industries Incorporated. Interlake director since 1987.

     JOHN A. CANNING, JR., President, Madison Dearborn Partners, Inc., a manager of private equity investment funds, since January 1993. Formerly President of First Chicago Venture Capital from 1980 to 1993 and Executive Vice President of The First National Bank of Chicago from 1987 to 1993. Director of Milwaukee Brewers Baseball Club, Inc., Norfolk Tides Baseball Club, Northwestern Memorial Corporation and Northwestern Memorial Management Corporation; member of the Board of Trustees of Northwestern University; member of the Board of Visitors of Duke University School of Law. Interlake director since 1993. Board Committees:
Management Development and Compensation, and Finance.

     JAMES C. COTTING, retired in 1995 as Chairman and Chief Executive Officer of Navistar International Corporation, a manufacturer of medium and heavy duty trucks. Director of Asarco Incorporated and USG Corporation. Member of the Board of Governors of the Chicago Stock Exchange. Director of Junior Achievement of Chicago and a trustee of the Adler Planetarium. Interlake director since 1989. Board Committees: Audit Review, and Finance.

     JOHN E. JONES, retired in January 1996 as the Chairman of the Board, President, Chief Executive Officer and a Director of CBI Industries, Inc., a manufacturer of industrial gases, provider of construction services and investor in oil transport and storage businesses. Executive officer and Director of CBI since 1976. Director of Allied Products Corporation, Amsted Industries Incorporated, NICOR Inc., Valmont Industries, Inc. and BWAY Corp. Interlake director since 1988. Board Committees: Management Development and Compensation, Finance, and Board Development.

     FREDERICK C. LANGENBERG, retired in 1991 as Chairman of the Board and Chief Executive Officer of Interlake. Interlake director since 1979. Board Committees:
Audit Review, Finance, and Board Development.

     QUENTIN C. MCKENNA, retired in 1996 as Chairman of the Board and a Director, and in 1991 as Chief Executive Officer, of Kennametal, Inc., a manufacturer of metal cutting tools, machining systems, and materials for applications requiring wear resistance. Past Director of PNC Financial Corp.

     WILLIAM G. MITCHELL, retired as Vice Chairman and Director of Centel Corporation, a communications and electric services company, in 1987. Director of The Northern Trust Company, The Sherwin-Williams

Company, and Peoples Energy Corporation. Interlake director since 1984. Board
Committees: Audit Review, and Management Development and Compensation.

     ERWIN E. SCHULZE, Chairman Emeritus of the Board of Governors of the Chicago Stock Exchange. Retired as Chairman of the Board, President and Chief Executive Officer, and Director of The Ceco Corporation, a manufacturer of building products and provider of concrete forming services for the construction industry, in 1990. Director of AAR Corporation. Interlake director since 1981. Board Committees: Management Development and Compensation, and Finance.

  Executive Officers

     STEPHEN GREGORY, Vice President-Finance and Chief Financial Officer since August 1995; Vice President-Finance, Treasurer and Chief Financial Officer from December 1994 to August 1995; Vice President from August 1994 to December 1994; President of the Material Handling Division of The Interlake Companies, Inc. from June 1989 to August 1994.

     STEPHEN R. SMITH, Vice President, Secretary and General Counsel since January 1993; Vice President and General Counsel from January through December 1992.

     DONN A. YORK, Treasurer since August 1995; Director of Treasury Operations from April 1993 to August 1995; Director-Operation Control from May 1991 to April 1993.

     ROBERT J. FULTON, President, Hoeganaes Corporation since July 1994; Chief Executive Officer of Micafil, Inc. and consultant to Sterling Stainless Tube-ITT Automotive from 1992 to 1994; Executive Vice President and Chief Operating Officer of Doehler-Jarvis from 1990 to 1992.

     JAMES LEGLER, President, Chem-tronics, Inc. since 1988.

     DANIEL P. WILSON, President, Interlake Material Handling, Inc. since January 1994; Vice President-Sales, Material Handling Division, from 1988 to 1993.

     All officers serve at the discretion of the Board. There are no family relationships between directors or executive officers of the Company.

                      GENERAL INFORMATION ABOUT THE BOARD

     There were nine meetings of the Board in 1997. Each director attended at least 75% of the aggregate of the total number of meetings of the Board held during the period during which he was a director and the total number of meetings held by all committees of the Board on which he served during the period that he was a committee member.

COMMITTEES OF THE BOARD

     The Audit Review Committee recommends to the Board the appointment of independent accountants; meets periodically with Interlake's management, internal audit management and independent accountants and reviews internal accounting controls, the internal audit program and accounting practices; reviews consolidated financial statements; and reviews Interlake's non-financial auditing practices. The Audit Review Committee met two times in 1997.

     The Management Development and Compensation Committee provides for evaluation of the Chief Executive Officer; reviews and makes recommendations to the Board regarding key employee compensation policies, plans and programs, including recommending to the Board the salaries of all executive officers; and administers certain compensation programs. The Management Development and Compensation Committee met six times in 1997.

     The Board Development Committee's primary responsibility is to seek out, evaluate and recommend to the Board qualified nominees for election as directors; and to implement systems for evaluation of the Board. The Board Development Committee met once in 1997.

     The Finance Committee consults with management upon request and makes recommendations to the Board as to major debt and equity financing transactions, financial aspects of major acquisitions or dispositions, and allocation of resources for capital expenditures; and reviews the general administration of the retirement plans of the Company. The Finance Committee met once in 1997.

COMPENSATION OF OUTSIDE DIRECTORS

     For the 1997-98 year, each outside director was paid a retainer $30,000, with no additional amounts paid for attendance at meetings or service as committee chairpersons. Interlake provides accidental death and dismemberment insurance for its directors, and non-employee directors are reimbursed their expenses of attendance at meetings of the Board or committees of the Board.

     As of January 23, 1997, each non-employee director was granted options for 10,000 Common Shares, vesting in virtually equal amounts at the start of the annual meetings of stockholders occurring in 1998, 1999 and 2000. In addition, as of January 22, 1998, each non-employee director was granted options for 10,000 Common Shares, vesting in virtually equal amounts at the start of the annual meetings of stockholders occurring in 1999, 2000 and 2001. All of the options will vest in full upon completion of certain of the events contemplated in the Merger Agreement.

     Under the Directors' Post-Retirement Income Plan, each outside director with four years' service as a director prior to April 1, 1997 is entitled to annual post-retirement income beginning at age 65 or retirement from the Board, whichever is later, and continuing for the lifetime of the retired director. The annual benefit upon the retirement of any current director who qualifies will be $30,000, reduced 10 percent for each full year that his service as a non-employee director of Interlake is less than 10 years.

     In 1988, Interlake established a trust for the payment of post-retirement income to outside directors and provided the trustee with funds to purchase annuities for retired directors covered by the plan and for incumbent directors having more than four years' service. Should Interlake become insolvent, the assets of the trust would be subject to the claims of Interlake's creditors.

     The Directors' Post-Retirement Income Plan provides that Interlake will pay the legal expenses of a participant if he has to take legal action to enforce his rights under the plan.

              VOTING SECURITIES AND SECURITY OWNERSHIP BY CERTAIN
                             PERSONS AND MANAGEMENT

     On December 5, 1998, officers, directors and employees of Interlake and its subsidiaries had voting rights with respect to approximately 2,211,101 shares, or 9.5% of the shares of Common Stock then outstanding, exclusive of shares owned outright by employees who are not executive officers. Such voting rights arise from shares owned outright (in the case of directors and officers), shares as to which the individual holder's beneficial interest is limited to voting rights, and shares owned by various employee benefit plans under which the plan trustee receives voting instructions from plan participants.

SECURITY OWNERSHIP BY CERTAIN PERSONS AND MANAGEMENT

     This section of the Information Statement relates to beneficial ownership of Interlake's Common Stock based on information available to the Company as of December 5, 1998. For purposes of this section, a person is deemed to be a beneficial owner if such person has or shares voting power or investment power in respect of such shares or has the right to acquire beneficial ownership within 60 days.

     The following table shows beneficial ownership of Interlake's Common Stock by each person who has advised the Company that such person beneficially owns more than five percent of Interlake's Common Stock.

                                                              NUMBER OF
                                                               SHARES      PERCENT(1)
                                                              ---------    ----------
FIRST CHICAGO NBD CORPORATION
and FIRST CHICAGO EQUITY CORPORATION
One First National Plaza
Chicago, Illinois 60670.....................................  8,246,073(2)     26.2%
TINICUM INVESTORS
SETH M. HENDON
ROBERT J. KELLY
EDWARD R. CIVELLO
JOSEPH A. MARINO
JOHN F. KEANE
PUTNAM L. CRAFTS, JR
990 Stewart Avenue
Garden City, NY 11530(3)....................................  3,255,200      14.046%
J O HAMBRO CAPITAL MANAGEMENT LIMITED
J O HAMBRO & COMPANY LIMITED
J O HAMBRO ASSET MANAGEMENT LIMITED
GROWTH FINANCIAL SERVICES LIMITED
NORTH ATLANTIC SMALLER COMPANIES
  INVESTMENT TRUST PLC
AMERICAN OPPORTUNITY TRUST PLC
CHRISTOPHER HARWOOD BERNARD MILLS
ORYX INTERNATIONAL GROWTH FUND LIMITED
CONSULTA (CHANNEL ISLANDS) LIMITED(4)
c/o J O Hambro & Company Limited
10 Park Place
London, SW1A 1LP
England.....................................................  2,796,000       12.06%

---------------
(1) Percentages are percentages of Interlake's Common Stock computed as provided in Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. This means that, in the case of any holder of Series A Shares, that holder's Series A Shares are treated as being converted into Common Shares, but no other Series A Shares are treated as converted. In the case of all other holders, no Series A Shares are treated as converted; computations are based solely upon outstanding Common Shares.

(2) First Chicago Equity Corporation ("FCEC") is the beneficial owner of 31,500 shares of Interlake's Series A2 Convertible Exchangeable Preferred Stock ("Series A2 Shares"). First Chicago NBD Corporation is the parent company of FCEC. As of the date hereof, the Series A2 Shares of FCEC are convertible into 8,246,073 (26.2%) Non-Voting Common Shares at any time, and into the same number of Common Shares in certain limited circumstances. (The number of Common Shares into which the Series A2 Shares are convertible increases on each June 30th and December 31st if preferential cash dividends accruing at the rate of nine percent per annum are not paid.) Series A2 Shares may be converted into Series A1 Shares, which in turn are convertible at any time into shares of Common Shares, by any holder who can certify that by virtue of such conversion it would not have a regulatory problem under certain laws or regulations applicable to banks, bank holding companies, small business investment companies or their affiliates.

(3) In the most recent Schedule 13D filed with the Securities and Exchange Commission, Tinicum Investors indicated that it had sole voting and dispositive power over 2,869,830 (12.382%) shares of Common Stock, and that Messrs. Hendon, Kelly, Civello, Marino, Keane and Crafts, who had sole voting and dispositive power over 28,000 (0.121%) shares, 19,000 (0.082%) shares, 10,000 (0.043%) shares, 5,000 (0.022%) shares, 4,500 (0.0191%)
    shares and 318,870 (1.376%) shares respectively, may be deemed together with Tinicum Investors to beneficially own such shares as a group.

(4) In the most recent Schedule 13G filed with the Securities and Exchange Commission, J O Hambro & Company Limited, J O Hambro Asset Management, J O Hambro Capital Management and Christopher H B Mills indicated that they are the beneficial owner of 2,332,500 (10.1%) shares of Common Stock, over all of which they had shared power to vote and sole or shared power to dispose; and related entities held shared power to vote and sole or shared power to dispose over the following numbers of shares: American Opportunity Trust, 430,000 (1.9%); Growth Financial Services Limited and North Atlantic Smaller Companies Investment Trust plc, 930,000 (4.0%); and Oryx International Growth Fund Limited and Consulta (Channel Islands) Limited, 268,200 (1.2%). J O Hambro subsequently has informed the Company that the aggregate ownership of the aforementioned persons totals 2,796,000 shares (12.06%).

     The following table shows the beneficial ownership of Interlake's Common Stock by directors, nominees, named executive officers, and incumbent directors and incumbent executive officers as a group, including an immaterial number of shares held in joint tenancy with close family members. The table includes options exercisable within 60 days held by Messrs. Langenberg, Reum, Fulton, Gregory and Smith and incumbent executive officers as a group to purchase 20,000, 555,000, 240,000, 165,000, 143,000 and 1,421,000 shares, respectively.
For purposes of the immediately preceding sentence and the table, any options which vest upon a change-in-control are treated as exercisable within 60 days. The percentage of outstanding shares beneficially owned is computed in accordance with Rule 13d-3(d)(1) under the Exchange Act. This means that, in the case of any holder or group of holders of options exercisable within 60 days, that holder's or group's options are treated as exercised, but no other options are treated as exercised.

                                                              NUMBER OF
                            NAME                               SHARES      PERCENT
                            ----                              ---------    -------
John A. Canning, Jr.(1).....................................     71,200      0.3
James C. Cotting............................................     23,200      0.1
Robert J. Fulton............................................    353,793      1.5
Stephen Gregory.............................................    258,026      1.1
John E. Jones...............................................     23,200      0.1
Frederick C. Langenberg.....................................    139,721      0.6
Quentin C. McKenna..........................................     23,200      0.1
William G. Mitchell.........................................     26,800      0.1
W. Robert Reum..............................................    841,480      3.5
Erwin E. Schulze............................................     52,200      0.2
Stephen R. Smith............................................    225,250      1.0
All Directors and Executive Officers........................  2,490,733     10.7

---------------
(1) Mr. Canning is President of Madison Dearborn Partners, Inc., a private equity investment fund. Madison Dearborn Partners VIII, of which Mr. Canning is a partner, owns 4,600 of the outstanding shares of Interlake's Series A Convertible Exchangeable Preferred Stock, which shares are in certain circumstances convertible into Common Shares. Mr. Canning disclaims beneficial ownership of the Series A Convertible Exchangeable Preferred Stock and the Common Shares into which it is convertible.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based on a review of Forms 3 and 4 received, the Company is not aware of any director, officer or other person that failed to file on a timely basis with respect to Interlake reports required by Section 16(a) during the most recent fiscal year.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The table which follows shows the compensation paid to or earned by the Company's Chief Executive Officer and the four executive officers who, in 1997, were the next most highly compensated.

                           SUMMARY COMPENSATION TABLE

                                  ANNUAL COMPENSATION                LONG TERM COMPENSATION
                               --------------------------   -----------------------------------------
                                                               AWARDS
                                                            -------------
                                                             SECURITIES      PAYOUTS
                                                             UNDERLYING     ----------    ALL OTHER
                                       SALARY     BONUS     OPTIONS/SAR'S   LTP PAYOUT   COMPENSATION
 NAME AND PRINCIPAL POSITION   YEAR     ($)       ($)(1)         (#)          ($)(2)      ($)(3)(4)
 ---------------------------   ----   --------   --------   -------------   ----------   ------------
W. ROBERT REUM...............  1997   $480,000   $273,349      480,000       $584,220      $149,416
  Chairman of the Board,       1996    455,004    416,454            0              0       146,599
  President and Chief          1995    455,004    373,085            0              0       145,171
  Executive Officer
ROBERT J. FULTON.............  1997   $250,008   $255,191      200,000       $241,375      $  9,667
  President -- Hoeganaes       1996    240,000     92,322            0              0       137,023
  Corporation                  1995    230,004    200,000       40,000              0       170,357
STEPHEN GREGORY..............  1997   $225,000   $ 97,346      125,000       $203,300      $ 58,250
  Vice President -- Finance    1996    210,000    163,197            0              0        49,334
  and Chief Financial          1995    190,008    109,059            0              0        62,952
  Officer
STEPHEN R. SMITH.............  1997   $203,004   $ 84,575      110,000       $168,280      $ 49,560
  Vice President, Secretary    1996    195,000    129,584            0              0        42,686
  and General Counsel          1995    185,004     91,018            0              0        38,674
CRAIG A. GRANT...............  1997   $186,000   $ 74,507       90,000       $103,040      $424,873
  Vice President -- Human      1996    176,004     94,862            0              0        37,284
  Resources                    1995    161,004     79,211            0              0        32,578

---------------
(1) Approximately 30% of the bonus for 1997 was paid in stock, including 11,729 shares to Mr. Reum, 12,650 shares to Mr. Fulton, 4,102 shares to Mr. Gregory, 3,530 shares to Mr. Smith and 3,263 shares to Mr. Grant.

(2) Includes 131,040 shares awarded to Mr. Reum, 51,000 shares to Mr. Fulton, 45,600 shares to Mr. Gregory, and 37,760 shares to Mr. Smith, which became non-forfeitable in 1997, valued at the fair market value on the date of grant.

(3) Includes contributions to defined contribution retirement plans plus, for Messrs. Reum, Gregory, Smith and Grant, tax-adjusted amounts paid or payable in cash which would have been payable as contributions pursuant to such plans had contributions not been statutorily limited. Mr. Fulton's 1995 and 1996 totals and Mr. Gregory's 1995 total also include relocation expenses. Mr. Grant's 1997 total includes severance benefits and accrued vacation pay received by Mr. Grant upon his resignation effective December 31, 1997.

(4) Under the Corporation's Key Executive Retention Program, Mr. Reum held 196,560 shares of restricted stock, of which the fair market value as of December 28, 1997 was $945,945; Mr. Fulton, 76,500 shares ($368,156); Mr.
    Gregory, 68,400 shares ($329,175); Mr. Smith, 56,640 shares ($272,580) and
    Mr. Grant, 46,368 shares ($223,146).

OPTIONS GRANTED IN 1997

     The following table shows the numbers, certain terms of, and the grant date values of the options granted during fiscal year 1997 to the named executive.

                     OPTIONS GRANTED IN 1997 FISCAL YEAR(1)

                                           PERCENT OF
                                          TOTAL OPTIONS                MARKET
                              OPTIONS      GRANTED TO     EXERCISE    PRICE ON                GRANT DATE
                             GRANTED(2)   EMPLOYEES IN      PRICE      GRANT     EXPIRATION     VALUES
NAME                            (#)        FISCAL YEAR    ($/SHARE)   DATE(3)       DATE      ($)(4)(5)
----                         ----------   -------------   ---------   --------   ----------   ----------
W. Robert Reum.............   480,000          37%         $3.4375    $3.4375     4/24/07     $1,094,400
Robert J. Fulton...........   200,000          16%         $3.4375    $3.4375     4/24/07     $  456,000
Stephen Gregory............   125,000          10%         $3.4375    $3.4375     4/24/07     $  285,000
Stephen R. Smith...........   110,000           9%         $3.4375    $3.4375     4/24/07     $  250,800
Craig A. Grant.............    90,000           7%         $3.4375    $3.4375     4/24/07     $  205,200

---------------
(1) No stock appreciation rights (SARs) were granted in 1997.

(2) All options listed are not exercisable until April 21, 1999, at which time the options become exercisable in full.

(3) Computed as the average of the high and low on April 24, 1997.

(4) Determined using the Black-Scholes option pricing model and utilizing expected volatility of 56% based on Interlake's historical data from December 30, 1990.

(5) Mr. Grant's options were cancelled as of December 31, 1997 upon his resignation.

AGGREGATED OPTION/SAR EXERCISES IN LAST YEAR AND FISCAL YEAR-END OPTION/SAR
VALUES

     Information on stock option exercises during fiscal year 1997 and the number of unexercised options at fiscal year end for each of the named executive officers is set forth in the table which follows.

                  OPTIONS OUTSTANDING AT 1997 FISCAL YEAR-END

                                                                              NUMBER OF SECURITIES
                                                                             UNDERLYING UNEXERCISED
                                                   SHARES                       OPTIONS/SARS AT
                                                  ACQUIRED     VALUE          FISCAL YEAR END (#)
                                                     ON       REALIZED    ----------------------------
NAME                                              EXERCISE      ($)       EXERCISABLE    UNEXERCISABLE
----                                              --------    --------    -----------    -------------
W. Robert Reum..................................                            129,522         480,000
Robert J. Fulton................................                             40,000         200,000
Stephen Gregory.................................                             40,000         125,000
Stephen R. Smith................................                             33,000         110,000
Craig A. Grant..................................   15,000     $30,000        13,000          90,000

DEFINED BENEFIT PLANS

     Mr. Fulton participates in the Hoeganaes Corporation Pension Plan for Exempt Employees. The following table shows estimated annual benefits payable for life, upon retirement, including benefit amounts which would have been payable under the pension plan had such payments not been statutorily limited.

                              YEARS OF SERVICE
               -----------------------------------------------
REMUNERATION     10        15        20        25        30
------------   -------   -------   -------   -------   -------
  150,000      $17,422   $26,133   $34,845   $43,556   $52,267
  175,000       20,663    30,995    41,326    51,658    61,989
  200,000       23,904    35,856    47,808    59,760    71,712
  225,000       27,145    40,717    54,290    67,862    81,435
  250,000       30,386    45,579    60,772    75,965    91,158
  300,000       36,868    55,302    73,736    92,170   110,604
  350,000       43,350    65,024    86,699   108,374   130,049
  400,000       49,831    74,747    99,663   124,579   149,494
  500,000       62,795    94,193   125,590   156,988   188,385
  600,000       75,759   113,639   151,518   189,398   227,277

     The Plan gives credit for the salary and bonus amounts reflected in the Summary Compensation Table, averaged for the final five years of employment. Mr. Fulton has approximately three years of credited service. Benefits are not subject to deduction for social security or other offset amounts. Benefits are calculated for an employee who retires in 1998 at age 65.

KEY EXECUTIVE SEVERANCE PAY AGREEMENTS

     The Company has entered into Key Executive Severance Pay Agreements (the "Severance Pay Agreements") with Messrs. Reum, Fulton, Gregory, Smith and Grant and the other incumbent executive officers of Interlake (as designated for purposes of the Exchange Act). (As Mr. Grant resigned effective December 31, 1997, his severance pay agreement is no longer in effect.)

     Under the Severance Pay Agreements, an executive officer is entitled to severance benefits if there is a termination of his or her employment without cause and other than due to death or disability at any time within a severance period of three years, subject to extension for an additional year each year unless written notice is given to the contrary (or, if less than the term of such severance period, within the period ending at the participant's attainment of age 65, death or permanent disability) after a change in control as defined in the agreements. In addition, following a change in control, a participant may elect to terminate his employment without loss of severance benefits in certain specified circumstances.

     For purposes of the Severance Pay Agreements, a change in control is deemed to have occurred if (i) Interlake is merged or reorganized into or with, or sells all or substantially all of its assets to, another company in a transaction in which former Interlake stockholders own less than 75 percent of the outstanding securities of the surviving or acquiring company after the transaction, (ii) a filing is made with the Securities and Exchange Commission disclosing the beneficial ownership by any person or group of 25 percent or more of the voting power of Interlake, subject to certain limited exceptions, (iii) during any period of two consecutive years individuals who were directors at the beginning of such period cease to constitute a majority of the Board without the approval of two-thirds of the remaining Board members, or (iv) the Corporation files a report or proxy statement with the Securities and Exchange Commission disclosing that a change in control has occurred or will occur in the future.

     In the event of a change in control, any executive officer who is terminated or terminates his employment with rights to severance compensation will be entitled to receive a lump sum payment equal to, in the case of Messrs. Reum, Fulton, Gregory and Smith, three times the sum of his highest base pay in effect for any period prior to the termination, plus the target bonus established for either the fiscal year in which the change in control occurs or the fiscal year in which the termination occurs, whichever is higher. In addition, such executive will be entitled to certain benefits for a three year period following the termination.

     In addition, the Severance Pay Agreements provide that, in the case of a termination other than for cause or upon death or permanent disability, and other than upon termination during a change in control severance period, the executive is entitled to a lump sum amount equal to one year's base pay at the rate in effect at the time of the termination, plus the executive's target bonus for the year of termination. In addition, such executive will be entitled to certain benefits for a one year period after the termination.

     The Severance Pay Agreements provide that Interlake will pay for the legal expenses of an executive if he has to enforce his rights under the agreement following a change in control. A letter of credit has been obtained for the purpose of securing the payment of such expenses. The terms of the Severance Pay Agreements presently run through February 28, 1999, subject to automatic one-year extensions absent notice to the contrary.

REPORT OF THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Management Development and Compensation Committee of the Board (the "Committee") is composed entirely of non-employee directors. The Committee makes recommendations to the full Board as to the salaries of key Board-elected officers (other than assistant officers) and heads of certain key operating units, and as to the terms of payments under Interlake's incentive compensation plans for key executives of Interlake and certain operating units. In addition, any stock options or stock awards are granted to executives upon the authorization of the Committee.

  Compensation Philosophy and Strategy

     The Company's compensation philosophy and strategy has been designed to produce median level compensation upon achievement of improved financial performance. In 1997, this philosophy and strategy was implemented through a combination of annual compensation and the granting of a long-term incentive.

     Annual compensation. The Company's 1997 Senior Executive Incentive Compensation ("SEIC") program was designed to provide an opportunity for incentive awards which, if earned, when combined with base salaries, would result in median overall compensation levels, consistent with the Corporation's compensation philosophy. The financial measures against which executives were measured were EBIT, average controllable working capital as a percentage of sales, and revenue growth for their respective operating units or, in the case of Interlake executives, Interlake as a whole. In addition, a portion of operating unit executives' opportunities was tied to overall corporate performance on a consolidated basis against the same performance measures, and a portion (ten percent or less) of some executives' opportunities was dependent upon their individual performance against certain key competencies which have been identified as being essential to driving success at Interlake. All amounts paid for 1997 under the SEIC program were due to meeting the performance levels stipulated in the plan, with the exception of amounts paid with respect to performance related to the key competencies. Thirty percent of payouts under the SEIC program were made in shares of common stock, valued at the market price at the beginning of the plan year.

     Long term incentives. In February 1995, in the face of substantial impending indebtedness maturities and the need to successfully refinance them, the Company put in place the Key Executive Retention Program (the "KERP"). The KERP was intended to drive improved EBIT levels as well as promote the retention of key executives. Based on the Company's EBIT levels for the 1995-96 period, payments and stock awards became fully vested and non-forfeitable to KERP participants, in part in January 1997, and in part in January-February 1998, thereby completing the KERP. In retrospect, the Committee believes that the KERP met its goals during a challenging period for the Company: Interlake achieved consistent and significant EBIT improvement during the period; the Company successfully refinanced and implemented a strategy to drive stockholder value through enhanced EBIT levels, appropriate asset sales, and successful resolution of historical environmental and tax issues; key executives became owners of a material number of shares of stock, aligning their interests with stockholders; a core of key executives was retained; and common stockholder value doubled during the KERP period.

     With the KERP completed, the Committee in 1997 established a new long term incentive for management through the 1997 Stock Incentive Program. The Committee felt a share-price based incentive was appropriate to drive management's continued implementation of Interlake's strategy. Stock options at the April 1997 market price were awarded to the key executive team. The numbers of options awarded were set at levels meant to deliver, if shareholder value appreciated significantly, two years of long-term incentive value that, together with annual compensation, would enable key executives to achieve median levels of total compensation.

  Limitations on Deductibility

     In 1997, the Company had non-deductible compensation expense by virtue of
Section 162(m) of the Internal Revenue Code which resulted in a current cost to the Company for the 1997 tax year of approximately $165,000. Although the KERP and the 1997 SEIC program were performance-based programs, they did not meet the tests for performance-based compensation under Section 162(m). The stock options issued to key executives in 1997 were designed to qualify as performance-based compensation under Section 162(m).

  CEO Compensation

     With respect to Mr. Reum, the Committee's strategy is to keep his base pay at below median levels, but to give him the opportunity through annual and long-term incentives to achieve median level compensation. Consistent with this strategy, Mr. Reum received modest or no salary increases in recent years. His annual incentive award under the 1997 SEIC program was based on the Company's achievement of threshold or higher levels of EBIT, average controllable working capital as a percentage of sales, and revenue growth, all specified at the beginning of the plan year. Mr. Reum's annual incentive payout was less than the prior two years; despite strong EBIT growth at the Company's Hoeganaes and Chem-tronics businesses in 1997, a difficult year at North American Material Handing adversely affected consolidated EBIT. As for long-term incentives, in 1997 the first portion of the KERP covering the 1995-96 performance period became fully vested and non-forfeitable to Mr. Reum, and he received a market-value option grant designed to provide two years of long-term incentive value (for the 1997-98 performance period) resulting in an overall median level of compensation if Interlake achieves significant stock price appreciation.

                                          The Management Development and
                                          Compensation Committee

                                          John A. Canning, Jr., John E. Jones,
                                          William G. Mitchell, Erwin E. Schulze

PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in Interlake's cumulative stockholder return on its Common Stock with that of the Standard & Poor's 500 Stock Index and that of the Standard & Poor's Manufacturing Index (Diversified Industrials) over the period of Interlake's last five fiscal years. The graph assumes an investment of $100 on December 27, 1992. Interlake has not paid any dividends since 1989, when it paid a special dividend of $45 per share, incurring $535 million of indebtedness to do so.

                                     [GRAPH]

--------------------------------------------------------------------------------------------------
                                       1992      1993      1994      1995      1996      1997
--------------------------------------------------------------------------------------------------
 The Interlake Corporation
  % increase (decrease) during
  fiscal year                         100.00     75.86     48.28     68.97     96.55    132.69
                                                 (24%)     (36%)       43%       40%       37%
--------------------------------------------------------------------------------------------------
 S&P 500 Index
  % increase (decrease) during
  fiscal year                         100.00    109.25    110.53    149.84    188.21    245.60
                                                    9%        1%       36%       26%       30%
--------------------------------------------------------------------------------------------------
 S&P Manufacturing Index
  % increase (decrease) during
  fiscal year                         100.00    119.02    124.01    173.13    243.49    284.19
                                                   19%        4%       40%       41%       17%
--------------------------------------------------------------------------------------------------

                                                                        ANNEX II

MORGAN STANLEY DEAN WITTER

                                                   One Financial Place
                                                   440 South LaSalle Street
                                                   Chicago, Illinois 60605
                                                   (312) 706-4000

                                December 4, 1998

Board of Directors
The Interlake Corporation
550 Warrenville Road
Lisle, IL 60532-4387

Members of the Board:

     We understand that The Interlake Corporation ("Interlake"), GKN North America Incorporated ("GKN") and GKN North America Manufacturing Inc., a wholly-owned subsidiary of GKN ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft presented to the meeting of the Board on the date hereof (the "Merger Agreement"), which provides, among other things, for (a) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of (i) common stock, par value $1.00 per share, of Interlake (the "Interlake Common Stock") for $7.25 per share net to the seller in cash, and (ii) Series A Convertible Exchangeable Preferred Stock, par value $1.00 per share, of Interlake, which is convertible into shares of Interlake Common Stock, and (b) the subsequent merger (the "Merger") of Acquisition Sub with and into Interlake. Pursuant to the Merger, Interlake will become a wholly-owned subsidiary of GKN and each issued and outstanding share of Interlake Common Stock (other than shares held by GKN, Acquisition Sub, any wholly-owned subsidiary of GKN or Acquisition Sub, or held in the Interlake treasury or by any wholly-owned subsidiary of Interlake, or as to which dissenter's rights have been perfected) will be converted into the right to receive $7.25 per share in cash. The terms and conditions of the Tender Offer and Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Interlake Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of Interlake;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning Interlake prepared by the management of Interlake;

          (iii) analyzed certain financial projections prepared by the management of Interlake;

          (iv) discussed the past and current operations and financial condition and the prospects of Interlake with senior executives of Interlake;

          (v) reviewed the reported prices and trading activity for the Interlake Common Stock;

          (vi) compared the financial performance of Interlake and the prices and trading activity of the Interlake Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (viii) participated in discussions and negotiations among representatives of Interlake and GKN and their financial and legal advisors;

          (ix) reviewed the draft Merger Agreement and certain related documents; and

          (x) performed such other analyses as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Interlake. We have not made any independent valuation or appraisal of the assets or liabilities of Interlake, nor have we been furnished with any such appraisals. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to Interlake in connection with this transaction and will receive a fee for our services.

     It is understood that this letter is for the information of the Board of Directors of Interlake, except that this opinion may be included in its entirety in any filing made by Interlake in respect of the Tender Offer and Merger with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of Interlake should accept the Tender Offer.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of the Interlake Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          /S/ William H. Strong

                                          William H. Strong
                                          Managing Director

                                 EXHIBIT INDEX

 EXHIBIT                                                                     SEQUENTIAL
  NUMBER                                                                     PAGE NUMBER
 -------                                                                     -----------
*+99(a)(1)   Offer to Purchase dated December 11, 1998.
*+99(a)(2)   Letter of Transmittal.
**99(a)(3)   Text of press release issued by the Company dated December
             7, 1998.
 *99(a)(4)   Letter to stockholders of the Company dated December 10,
             1998.
 +99(a)(5)   Form of Summary Advertisement dated December 10, 1998.
 *99(a)(6)   Opinion of Morgan Stanley dated December 4, 1998 (included as Annex II hereto).
     99(b)   Not applicable.
 +99(c)(1)   Agreement and Plan of Merger dated as of December 5, 1998
             among Parent, the Purchaser and the Company.
 +99(c)(2)   Confidentiality Agreement dated as of August 26, 1998
             between the Company and GKN plc.

---------------
 * Included in the materials delivered to the stockholders of the Company.

 + Filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule
   14D-1 dated December 10, 1998, and incorporated herein by reference.

** Filed as an exhibit to the Company's Current Report on Form 8-K dated
   December 7, 1998, and incorporated herein by reference.